

December 1, 2023

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated November 8, 2023**
> **File No. 1-38186**

Dear Christopher Eperjesy:

We have reviewed your November 8, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We note your response to prior comment 1. Your reference to Item 10(e)(4) of Regulation S-K does not appear to apply since you exclude the effect of the adjustments to rental equipment fleet acquired in business combinations in your computation of these measures. Your adjustment appears to turn these measures into tailored measures. Please revise your future disclosure to remove the adjustments made for rental equipment acquired in business combinations or explain to us further why you believe these are not tailored measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Adjusted EBITDA, page 28

2.   We note your response to prior comment 2. Your purchase accounting adjustment appears to be tailored accounting because it reverses the fair value GAAP accounting required in business combinations. Your sales-type lease adjustment appears to be tailored because as you state in your response your adjustment changes the recognition of those amounts to cash basis. Please revise your presentation in future filings to remove these adjustments or tell us further why you believe they are not individually tailored recognition methods. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

         Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services